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Alberta Securities Commission

Dear Sirs

Energy Exploration Technologies Inc.

We have read the Notice of Change of Auditors of Energy Exploration Technologies Inc. dated August 28, 2006 and are in agreement with the statements contained in such Notice.

Yours very truly

Chartered Accountants

Calgary, Canada

August 28, 2006

:ds  Ltr-10-advice Energy Exploration

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